Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

November 22, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	2005 Annual Report on Form 10-K

File No. 001-15811

Dear Mr. Rosenberg,

Confirming my conversation of this afternoon with Frank Wyman, we are in the process of preparing a response to your letter of November 8, 2006 and currently anticipate having it to you on or before December 8, 2006.

Sincerely,

/s/ D. Michael Jones
D. Michael Jones
Senior Vice President and
General Counsel